Filed pursuant to Rule 433

Registration No. 333-162931

May 17, 2011

This pricing term sheet relates only to the securities described below and should only be read together with the Preliminary Prospectus Supplement, subject to completion, dated May 16, 2011, relating to these securities and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. This pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Capitalized terms not defined herein have the meanings assigned to them in the Preliminary Prospectus Supplement.

PRICING TERM SHEET

Issuer	R.R. Donnelley & Sons Company

Title of Security	7.25% Notes due 2018

Aggregate Principal Amount	$600,000,000

Transaction Date	May 17, 2011

Settlement Date	June 1, 2011 (T+10)

Maturity	May 15, 2018

Interest Payment Dates	May 15 and November 15 of each year, beginning on November 15, 2011

Coupon	7.25%

Yield to Maturity	7.25%

Benchmark Treasury	UST 3.875% due May 15, 2018

Spread to Benchmark Treasury	T+483 bps

Redemption Provision	Callable at the greater of par or the make-whole (Adjusted Treasury Rate plus 50 basis points)

Price to Public	100.000% of the principal amount thereof

Gross Proceeds	$600,000,000, representing an upsize of $100,000,000 from the aggregate principal amount offered in the Preliminary Offering Memorandum.

Use of Proceeds; Capitalization

We expect the net proceeds from this offering of notes to be approximately $590.0 million after deducting the underwriting discount and our estimated expenses relating to the offering. We intend to use the net proceeds from this offering (1) to fund tender offers for up to $500.0 million aggregate principal amount of our notes including a tender offer for any and all of our outstanding 2019 Notes based on a market premium to be determined and a partial tender for certain of our other notes and debentures based on prices to be determined and (2) to pay premiums in connection with those tender offers. If there are any remaining proceeds, we intend to use those proceeds to repay borrowings under our revolving credit facility. Amounts repaid under our revolving credit facility may be reborrowed for general corporate purposes, including the repayment or redemption of other indebtedness. Our total debt (including current portion) as of March 31, 2011, as adjusted for these uses will be: $3,618.2 million.

CUSIP/ISIN Numbers	CUSIP: 257867 AX9

ISIN: US257867AX90

Joint Book-Running Managers	Merrill Lynch, Pierce, Fenner & Smith Incorporated

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Co-Managers	Mitsubishi UFJ Securities (USA), Inc.

U.S. Bancorp Investments, Inc.

Fifth Third Securities, Inc.

PNC Capital Markets LLC

Scotia Capital (USA) Inc.

TD Securities (USA) LLC

UBS Securities LLC

The issuer has filed a registration statement (including a prospectus) with the United States Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Merrill Lynch toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-877-858-5407 or J.P. Morgan Securities LLC collect at 1-212-834-4533.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.

2